Exhibit 99.1

Condensed Interim Financial Statements

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

For the Three and Six-Month Periods Ended April 30, 2013

Unaudited

INDEX

Interim Statements of Financial Position	1

Interim Statements of Comprehensive Loss	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Condensed Interim Financial Statements	5 – 20

NOTICE TO READER

Management has compiled the unaudited condensed interim financial statements of Quest Rare Minerals Ltd. as at April 30, 2013 and for the three and six-month periods then ended. These condensed interim financial statements have not been audited or reviewed by the Corporation’s independent auditors.

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF FINANCIAL POSITION

As at

	April 30, 2013 $	October 31, 2012 $

ASSETS
Current assets
Cash and cash equivalents	8,800,098	22,423,970
Investments [note 8]	2,500	4,003,316
Prepaid expenses and deposits	666,618	612,280
Commodity taxes and other receivables	1,698,683	1,239,995
Tax credits receivable	11,708,448	10,023,448

	22,876,347	38,303,009
Non-current assets
Tax credits receivable	2,637,225	1,987,225
Exploration and evaluation assets [note 4]	50,109,049	42,271,209

Total assets	75,622,621	82,561,443

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 7]	2,323,600	7,329,239

Equity
Share capital	77,631,520	77,498,615
Contributed surplus	20,995,341	21,092,317
Deficit	(25,327,840)	(23,358,728)

Total equity	73,299,021	75,232,204

Total equity and liabilities	75,622,621	82,561,443

Going Concern [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended		Six months ended
	April 30		April 30
	2013	2012	2013	2012
	$	$	$	$

REVENUES
Operator’s fees	—	59,948	—	59,948

EXPENSES
Professional fees [note 7]	142,070	386,535	250,308	561,869
Investor relations [note 7]	480,962	797,725	927,846	1,215,481
Administration expenses [notes 5 and 7]	282,358	1,100,959	663,747	1,417,978
Impairment of exploration and evaluation assets [note 4]	180,020	32,130	243,954	36,375

	1,085,410	2,317,349	2,085,855	3,231,703

Operating loss	(1,085,410)	(2,257,401)	(2,085,855)	(3,171,755)

Finance income	47,369	126,635	123,993	307,428
Unrealized (gain) loss on investments held for trading [note 8]	(4,000)	(9,250)	(7,250)	4,700

	43,369	117,385	116,743	312,128

Loss before income taxes	(1,042,041)	(2,140,016)	(1,969,112)	(2,859,627)
Deferred income taxes [note 3]	—	168,586	—	330,327

Net loss and comprehensive loss for the period	(1,042,041)	(1,971,430)	(1,969,112)	(2,529,300)

Net loss per share
Basic and fully diluted	(0.02)	(0.03)	(0.03)	(0.04)

Weighted average number of outstanding shares
Basic and fully diluted	61,939,195	61,771,907	61,939,195	61,750,563

Going Concern [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENT OF CHANGES IN EQUITY

Period ended

	Share capital		Warrants		Contributed surplus $	Deficit	Total
	#	$	#	$		$	$
Balance – November 1, 2012	61,864,684	77,498,615	—	—	21,092,317	(23,358,728)	75,232,204
Issuance of shares for stock options [note 6]	295,000	132,905	—	—	(88,655)	—	44,250
Stock-based compensation [note 6]	—	—	—	—	(8,321)	—	(8,321)
Net loss for the period	—	—	—	—	—	(1,969,112)	(1,969,112)

Balance – April 30, 2013	62,159,684	77,631,520	—	—	20,995,341	(25,327,840)	73,299,021

Balance – November 1, 2011	61,729,684	77,418,495	3,315,485	5,673,444	13,568,213	(18,557,483)	78,102,669
Issuance of shares for stock options [note 6]	90,000	23,934	—	—	(12,934)	—	11,000
Expiry of warrants during the period [note 6]	—	—	(3,315,485)	(5,673,444)	5,673,444	—	—
Stock-based compensation [note 6]	—	—	—	—	1,308,292	—	1,308,292
Net loss for the period	—	—	—	—	—	(2,529,300)	(2,529,300)

Balance – April 30, 2012	61,819,684	77,442,429	—	—	20,537,015	(21,086,783)	76,892,661

Going Concern [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENT OF CASH FLOWS

	Six months ended
	April 30
	2013	2012
	$	$

OPERATING ACTIVITIES
Loss before income taxes	(1,969,112)	(2,859,627)
Items not impacting cash:
Impairment of exploration and evaluation assets	243,954	36,375
Interest income receivable	(6,434)	(19,505)
Unrealized loss (gain) on investments held for trading	7,250	(4,700)
Stock-based compensation	(98,825)	853,277

	(1,823,167)	(1,994,180)
Net change in non-cash working capital items	(612,231)	650,806

Net cash flows used in operating activities	(2,435,398)	(1,343,374)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets [note 4]	(15,202,474)	(11,319,206)
Government credits	—	3,460,295
Disposal (acquisition) of investments	4,000,000	(133,510)

Net cash flows used in investing activities	(11,202,474)	(7,992,421)

FINANCING ACTIVITIES
Proceeds from exercise of share options	14,000	11,000

Net cash flows from financing activities	14,000	11,000

Net decrease in cash and cash equivalents	(13,623,872)	(9,324,795)
Cash and cash equivalents, beginning of period	22,423,970	25,942,689

Cash and cash equivalents, end of period	8,800,098	16,617,894

Going Concern [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

1. NATURE OF OPERATION AND GOING CONCERN

Quest Rare Minerals Ltd. [formerly Quest Uranium Corporation] [the “Corporation”] was incorporated under the Canada Business Corporations Act on June 6, 2007. The registered office of the Corporation is located at 1155 University Street, Suite 906, Montreal, Québec, H3B 3A7. The Corporation is a publicly-listed company and its shares are listed on both the Toronto Stock Exchange and NYSE MKT [formerly NYSE Amex] under the symbol “QRM”.

The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 4. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Québec.

Going Concern

These condensed interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period.

To date, the Corporation has not earned significant revenue and is considered to be in the exploration stage. For the six-month period ended April 30, 2013, the Corporation reported a net loss of $1,969,112 and an accumulated deficit of $25,327,840. As at April 30, 2013, the Corporation had cash and cash equivalents of $8,800,098 and the total of current assets including cash and cash equivalents less current liabilities was $20,552,747.

Management estimates that with either the timely collection of tax credit receivables or securing of debt or new equity financing, the Corporation will have sufficient funds to meet its obligations and budgeted expenditures through the next twelve months. However, there is an element of uncertainty and doubt that without either the timely collection of tax credit receivables or obtaining new financing, the Corporation may be unable to continue at the current level of activities. While the Corporation has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future, that these sources of financing will be available to the Corporation or that they will be available on terms which are acceptable to the Corporation.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

Statement of Compliance

The condensed interim financial statements of the Corporation for the three and six-month periods ended April 30, 2013 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The same accounting policies and methods of computation were followed in the preparation of these condensed interim financial statements as were followed in the preparation of the financial statements for the year ended October 31, 2012 except for the new standards and interpretations effective November 1, 2012. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements for the year ended October 31, 2012 which have been prepared in accordance with IFRS, as issued by the IASB.

These condensed interim financial statements were approved by the Board of Directors on June 10, 2013.

Adoption of new standards

IAS 1 Presentation of Financial Statements - Components of Other Comprehensive Income

On November 1, 2012, the Corporation adopted the amendments to IAS 1 which changed the grouping of items presented in other comprehensive income. Items that could be reclassified [or “recycled”] to profit or loss at a future point in time [for example, upon derecognition or settlement] have to be presented separately from items that will never be reclassified. The adoption of the amendment had no impact on the Corporation’s financial position or performance.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

3. INCOME TAXES

A reconciliation of income tax charge applicable to accounting loss before income tax at the weighted average statutory income tax rate to income tax charge at the Corporation’s effective

	Three-month period ended April 30,		Six-month period ended April 30
	2013	2012	2013	2012
	$	$	$	$
Loss before income tax	(1,042,041)	(2,140,016)	(1,969,112)	(2,859,627)

Expected tax charge at the average statutory income tax rate 26.76% [2012 – 26.94%]	(278,850)	(576,520)	(526,934)	(770.383)
Stock based compensation	(31,553)	204,900	(26,446)	229,873
Other non-deductible expenses or non-taxable revenues	9,143	(30,609)	21,689	(77,073)
Effect of changes in tax rates on temporary items	—	(7,096)	—	46,517
Changes in valuation allowance	301,260	240,739	531,691	240,739

Tax charge at effective income tax rate	—	(168,586)	—	(330,327)

The deferred tax asset and liability of the Corporation consist of the following:

	April 30, 2013	October 31, 2012
	$	$

Future income tax assets
Non-capital loss carry-forwards	3,488,289	2,861,346
Share issue costs	291,248	404,559
Investments	5,310	4,359

	3,784,847	3,270,264

Future income tax liabilities
Exploration and evaluation assets	(2,744,601)	(2,761,709)

Net future income tax (liabilities) assets	1,040,245	508,555
Unrecognized deferred tax assets	(1,040,245)	(508,555)

Net future income tax liabilities	—	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

4. MINING PROPERTIES AND DEFERRED COSTS

During the six-month period ended April 30, 2013, the Corporation maintained the following properties:

	November 1, 2012 $	Expenditures $	Tax credits $	Write-down $	April 30, 2013 $
Québec
Strange Lake
Acquisition	171,302	(12,029)	—	—	159,273
Exploration	32,504,287	9,508,992	(2,050,086)	—	39,963,183

Misery Lake
Acquisition	1,890,499	—	—	—	1,890,499
Exploration	3,914,029	480,134	(254,881)	—	4,139,282

Other
Acquisition	—	—	—	—	—
Exploration	—	56,565	(30,033)	(26,532)	—

	38,480,117	10,033,662	(2,335,000)	(26,532)	46,152,247

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	41,448	—	(41,448)	—

	—	41,448	—	(41,448)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	14,633	—	(14,633)	—

	—	14,633	—	(14,633)	—

Nova Scotia
Other
Acquisition	—	—	—	—	—
Exploration	—	14,507	—	(14,507)	—

	—	14,507	—	(14,507)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2012	Expenditures	Tax credits	Write-down	April 30, 2013
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	—	157,054
Exploration	177,656	6,055	—	—	183,711

Misery Lake
Acquisition	(2,250)	—	—	2,250	—
Exploration	190	—	—	(190)	—

Alterra – Strange Lake
Acquisition	90,728	67,141	—	—	157,869
Exploration	751,572	(52)	—	—	751,520

Voisey’s Bay
Acquisition	180	—	—	—	180
Exploration	6,509	—	—	—	6,509

Other
Acquisition	—	—	—	—	—
Exploration	—	148,894	—	(148,894)	—

	1,181,639	222,038	—	(146,834)	1,256,843

Total Properties	39,661,756	10,326,288	(2,335,000)	(243,954)	47,409,090

Stock-based compensation [note 6]	2,609,453	90,506	—	—	2,699,959

	42,271,209	10,416,794	(2,335,000)	(243,954)	50,109,049

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

During the year ended October 31, 2012, the Corporation maintained the following properties:

	November 1, 2011	Expenditures	Tax credits	Write-down	October 31, 2012
	$	$	$	$	$
Québec
Strange Lake
Acquisition	116,153	55,149	—	—	171,302
Exploration	18,381,998	19,356,396	(5,234,107)	—	32,504,287

Misery Lake
Acquisition	1,809,135	81,364	—	—	1,890,499
Exploration	2,283,587	3,111,040	(1,480,598)	—	3,914,029

George River
Acquisition	—	—	—	—	—
Exploration	—	1,275	(607)	(668)	—

Nanuk
Acquisition	22,187	5,995	—	(28,182)	—
Exploration	113,566	—	—	(113,566)	—

Ramusio Lake
Acquisition	3,031	—	—	(3,031)	—
Exploration	8	—	—	(8)	—

Other
Acquisition	—	—	—	—	—
Exploration	—	366,971	(174,648)	(192,323)	—

	22,729,665	22,978,190	(6,889,960)	(337,778)	38,480,117

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	5,984	—	(5,984)	—

	—	5,984	—	(5,984)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2011	Expenditures	Tax credits	Write-down	October 31, 2012
	$	$	$	$	$
New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	5,309	—	(5,309)	—

	—	5,309	—	(5,309)	—

Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	—	157,054
Exploration	177,656	—	—	—	177,656

Misery Lake
Acquisition	(2,250)	—	—	—	(2,250)
Exploration	159	31	—	—	190

Alterra – Strange Lake
Acquisition	42,889	47,839			90,728
Exploration	151,562	600,010			751,572

Ramusio Lake
Acquisition	170	—	—	(170)	—
Exploration	111	—	—	(111)	—

Voisey’s Bay
Acquisition	1,080	(900)	—	—	180
Exploration	—	6,509	—	—	6,509

Other
Acquisition	—	—	—	—	—
Exploration	—	70,593	—	(70,593)	—

	528,431	724,082	—	(70,874)	1,181,639

Total Properties	23,258,096	23,713,565	(6,889,960)	(419,945)	39,661,756

Stock-based compensation	2,176,486	432,967	—	—	2,609,453

	25,434,582	24,146,532	(6,889,960)	(419,945)	42,271,209

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

As at April 30, 2013 a total of $2,101,638 of expenditures on exploration and evaluation assets were unpaid and included in accounts payable and accrued liabilities [April 30, 2012 -$2,081,798]. These amounts have been excluded from the statements of cash flows.

During the six-months ended April 30, 2013, significant changes occurred in the following properties:

Alterra – Strange Lake Option Property / Newfoundland and Labrador

The Corporation’s Strange Lake Option property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. On November 7, 2012, the Corporation entered into an agreement with Search Minerals Inc and Alterra Resources Inc under which the Corporation agreed to exchange the Operator fees receivable from Search Minerals Inc of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra Resources Inc in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims. The right of the Corporation under the original agreement to earn an additional 15% interest remains unchanged.

Other, Québec, Newfoundland and Labrador, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

Based on its ongoing and analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the quarter ended April 30, 2013.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

5. EXPENSES BY NATURE

The following is a breakdown of the nature of expenses included in administration expenses for the three and six-month periods ended April 30, 2013 and 2012:

	Three-month period ended April 30,		Six-month period ended April 30,
	2013	2012	2013	2012
Office Expenses:
Salaries and other employee benefits	156,981	107,834	272,749	182,847
Directors’ fees	53,750	48,750	107,500	97,500
Directors’ and Officers’ Insurance	25,047	27,335	51,299	52,308
Rent	47,626	27,264	93,596	43,761
Telephone and internet	2,732	3,659	5,332	6,025
IT Services	22,146	8,513	34,992	15,227
Education & Training	(1,299)	43,570	(1,299)	43,570
Recruitment Costs	38,303	—	38,303	—
Other Office Expenses	45,988	71,518	145,845	115,628
Bank Charges	2,683	2,718	5,567	4,503
Foreign Exchange (gain) loss	6,312	(779)	8.688	3,332
Stock-based compensation	(117,911)	760,577	(98,825)	853,277

Total	282,358	1,100,959	663,747	1,417,978

6. SHARE CAPITAL

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

6. SHARE CAPITAL [Cont’d]

[a] Common shares

Issuances during the three and six-month periods ended April 30, 2013

[i]	There were no issuances of common shares during the three-month period ended April 30, 2013.

[ii]	During the six-month period ended April 30, 2013, the Corporation issued 295,000 common shares at an average exercise price of $0.15 per share for a total cash amount of $44,250 for stock options exercised, and an amount of $88,655 related to exercised stock options was transferred from contributed surplus to capital stock.

Issuances during the three and six-month periods ended April 30, 2012

[iii]	During the three and six-month periods ended April 30, 2012, the Corporation issued 90,000 common shares at an average exercise price of $0.12 per share for a total cash amount of $11,000 for stock options exercised, and an amount of $12,934 related to exercised stock options was transferred from contributed surplus to capital stock.

[b] Stock based compensation

The outstanding options as at April 30, 2013 and October 31, 2012 and the respective changes during the six-month period and the year then ended are summarized as follows:

	Six-month period ended April 30, 2013		Year ended October 31, 2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	5,353,334	3.08	5,058,334	3.04
Granted	85,000	0.97	705,000	2.68
Exercised	(295,000)	0.15	(110,000)	0.13
Expired/cancelled	(43,334)	3.90	(300,000)	2.61

Outstanding, end of period	5,100,000	3.21	5,353,334	3.08

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

6. SHARE CAPITAL [Cont’d]

The following options are outstanding and exercisable as at April 30, 2013:

Options outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $

0.00 to 0.749	316,667	0.79	0.10	316,667	0.10
0.75 to 1.499	735,000	1.65	0.78	650,000	0.75
1.50 to 2.249	355,000	5.22	1.97	284,998	2.02
2.25 to 2.999	1,060,000	6.63	2.72	978,311	2.72
3.75 to 4.499	1,613,333	7.29	4.43	1,613,333	4.43
4.50 to 5.249	745,000	7.51	4.64	745,000	4.64
5.25 to 5.999	275,000	7.24	5.70	275,000	5.70

The fair value of stock options granted during the three and six-month periods ended April 30, 2013 and 2012 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Three-month period ended April 30,		Six-month period ended April 30,
	2013	2012	2013	2012
Risk-free interest rate	1.77%	1.26%	1.77%	1.28%
Expected volatility	96%	102%	96%	100%
Dividend yield	Nil	Nil	Nil	Nil
Expected life [in years]	5.00	5.00	5.00	5.00
Fair value at grant date	$0.71	$2.19	$0.71	$2.11

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

6. SHARE CAPITAL [Cont’d]

[c] Restricted Share Unit Plan and Deferred Share Unit Plan

The outstanding RSUs and DSUs as at April 30, 2013 and the respective changes during the three and six-month periods then ended are summarized as follows:

	Three-month period ended April 30, 2013
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Restricted Share Units		Deferred Share Units
Outstanding, beginning of period	—	—	150,000	1.73

Outstanding, end of period	—	—	150,000	1.73

Units exercisable	—	—	—	—

	Six-month period ended April 30, 2013
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Restricted Share Units		Deferred Share Units
Outstanding, beginning of period	125,000	1.73	150,000	1.73
Cancelled during period	(125,000)	1.73	—	—

Outstanding, end of period	—	—	150,000	1.73

Units exercisable	—	—	—	—

The RSUs cancelled during the six-month period ended April 30, 2013 related to units which lapsed when a vesting condition, set by the Board of Directors, was not met. As a result, during the six-month period ended April 30, 2013, an amount of $25,121 (2012 – nil) was credited to administration expenses and $6,280 (2012 – nil) was credited to exploration and evaluation assets in respect of stock-based compensation expense reversed with a corresponding reduction of $31,401 (2012 – nil) to contributed surplus.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

6. SHARE CAPITAL [Cont’d]

[d] Stock-based compensation

For the three and six-month periods ended April 30, 2013, included in administration expenses in the statements of comprehensive loss is stock-based compensation expense of ($117,911) and ($98,825) respectively [2012 – $760,577 and $853,277 respectively]. Included in exploration and evaluation assets was a stock-based compensation expense of $43,440 and $90,506 [2012 – $232,260 and $455,015 respectively].

7. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations.

[a]	The Corporation retains the services of certain directors of the Corporation to carry out professional activities. During the three and six-month periods ended April 30, 2013, the total amount charged for professional services by directors of the Corporation and recorded in exploration and evaluation assets was $18,750 and $37,500 respectively [2012 – nil and nil respectively].

[b]	During the three and six-month periods ended April 30, 2013 and 2012, the Corporation incurred fees to a law firm of which an officer and director of the Corporation is a partner. For the three-month period ended April 30, 2013, the total amount for such services provided was $125,540, of which $61,352 was recorded in professional fees, $19,585 was recorded in investor relations and $44,603 was recorded in exploration and evaluation assets [2012 – $190,994, $27,390 and nil respectively]. For the six-month period ended April 30, 2013, the total amount for such services provided was $301,995, of which $117,744 was recorded in professional fees, $19,585 was recorded in investor relations and $164,666 was recorded in exploration and evaluation assets [2012 – $286,475, $27,390 and nil respectively]. As at April 30, 2013, an amount of $21,956 [October 31, 2012 – $106,056] owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

[c]	During the three-month period ended January 31, 2013, the Corporation entered into non-interest bearing on-demand loans with a director and also with an officer of the Corporation. The loans were made specifically to allow the borrowers to exercise stock options for common shares in the Corporation and to pay related taxes at a time when the Corporation’s Stock Trading Policy prohibited the borrowers from selling the shares acquired. As at April 30, 2013, the amounts included in commodity taxes and other receivables in respect of these loans, were $77,151 and nil respectively [October 31, 2012 – nil and nil respectively].

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

7. RELATED PARTY TRANSACTIONS [Cont’d]

[d] Compensation of key management personnel and Board of Directors

Excluding the amounts reported above, during the three and six-month periods ended April 30, 2013 and 2012, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	Three months ended April 30,		Six months ended April 30,
	2013	2012	2013	2012
	$	$	$	$
Salaries and employee benefits	188,789	215,820	361,228	354,614
Directors’ fees	53,750	48,750	107,500	97,500
Stock compensation	16,370	644,180	10,668	644,180

	258,909	908,750	479,396	1,096,294

8. FINANCIAL INSTRUMENTS

Principles of risk management

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation has not used term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual, to which it is subject.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

The Corporation’s financial instruments consist of cash and cash equivalents, tax credits and other receivables, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, tax credits and other receivables and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

8. FINANCIAL INSTRUMENTS [Cont’d]

The Corporation’s investments are classified as follows:

			April 30, 2013		October 31, 2012
	Classification	Fair value level	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	2,500	2,500	9,750	9,750
Provincial bonds	Held-to-maturity	II	—	—	3,993,566	3,996,640

			2,500	2,500	4,003,316	4,006,390

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; the Corporation’s maximum exposure to credit loss is the book value of its financial instruments.

The Corporation is not exposed to any significant credit risk as at April 30, 2013. The Corporation’s cash and cash equivalents are deposited with a major Canadian chartered bank and a Canadian financial institution and are held in highly-liquid investments.

The Corporation’s receivables consist mainly of commodity taxes receivable and tax credit receivables, and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

As at April 30, 2013, the Corporation had a total of $8,800,098 in cash and cash equivalents. The Corporation manages liquidity risk through the management of its capital structure.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

April 30, 2013

8. FINANCIAL INSTRUMENTS [Cont’d]

Market risk analysis

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market prices. The Corporation’s primary market exposures are to interest rate risk and foreign currency risk.

[a] Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation does not have any interest-bearing debt. The Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of their interest rate. Based on the exposures to cash and cash equivalents as at April 30, 2013 and assuming that all other variables remain constant, an increase or decrease of 100 basis points in the interest rate during the quarter would result in a decrease or increase of $2,200 respectively in comprehensive loss before income taxes.

The rates as at April 30, 2013 for Canadian and U.S. funds ranged from 1.20%-1.50% [October 31, 2012 – range of 1.20%-1.50%] and 0.10% [October 31, 2012 – 0.10%], respectively.

[b] Foreign currency risk

The Corporation’s functional currency is the Canadian dollar. The majority of the Corporation’s transactions are in Canadian dollars and the Corporation’s exposure to foreign currency is nominal.

As at April 30, 2013, the amount of cash and cash equivalents held in U.S. dollars was $1,305 [October 31, 2012 – $185,382].